

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

March 8, 2023

Joshua Davidson
Partner
Baker Botts L.L.P.
910 Louisiana Street
Houston, Texas 77002

> **Re: Regional Health Properties, Inc.**
> **Registration Statement on Form S-4**
> **Filed on February 14, 2023**
> **File No. 333-269750**
>
> **Schedule 13E-3 filed by Regional Health Properties, Inc.**
> **Schedule TO-I filed by Regional Health Properties, Inc.**
> **File No. 005-83967**
> **Filed on February 14, 2023**

Dear Joshua Davidson:

We have limited our review of your registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Registration Statement on Form S-4

Questions and Answers, page 4

1. Please add a question and answer describing whether holders of Series A shares are restricted to vote their shares in any specific way based on their intent to tender or vice versa.

Special Factors - Determination of Fairness of the Exchange Offer by the Company, page 38

2.   Please remove the language that "the Company <u>may be deemed</u> to be engaged in a 'going private' transaction" (emphasis added) as you have determined to file a Schedule 13E-3.

3.   Please revise this section to state whether the board has made a fairness determination as to <u>unaffiliated</u> holders of Series A preferred stock.

4.   Refer to the first bullet point on page 39. Please provide support for the conclusion expressed therein.

5.   Please refer to the third bullet point on page 39. We note that except for a higher dividend, which is not payable for more than four years, the terms of the Series B preferred stock do not appear to be an improvement over the terms of the Series A. Please revise to explain why you believe this bullet point is included as supportive of the fairness determination.

6.   Please expand your disclosure in the first two bullet points on page 40 to describe how these factors were supportive of your fairness determination.

7.   Please revise your disclosure to discuss all of the factors referenced in instruction 2 to Item 1014 of Regulation M-A.

The Special Meeting, page 52

8.   We note proposal number two contains two proposals for the holders of Series A preferred stock shares: one proposal is asking shareholders to vote to increase and then decrease the number of authorized shares of preferred stock while the other requests shareholders to vote to approve the creation of the Series B preferred stock. Similarly, proposal one for the holders of Common Stock and Series E Preferred Stock contains two proposals: one proposal is asking shareholders to vote to approve several amendments to your charter relating to the Series A preferred stock while the other requests shareholders to vote to increase and then decrease the number of authorized shares of preferred stock. Please unbundle each of these proposals to allow shareholders to vote separately on material matters. Alternatively, provide us with your analysis as to why you are not required to unbundle these proposals. Please refer to Rule 14a-4(a)(3) of Regulation 14A.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Dan Duchovny at (202) 551-3619 with any questions.

Sincerely,

Division of Corporation Finance
Office of Mergers and Acquisitions